Annmarie T. Hagan
Vice President
Chief Accounting Officer and Corporate Controller

Routing TL14A 1601 Chestnut Street Philadelphia, PA 19192 Telephone 215.761.1206 Facsimile 215.761.5613 annmarie.hagan@cigna.com

June 27, 2008

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	CIGNA Corporation
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 1, 2008
File No. 1-08323

Dear Mr. Rosenberg:

On behalf of CIGNA Corporation (the Company), the following is the Company’s response to your comment letter of June 2, 2008 relating to the Company’s Form 10-Q for the three months ended March 31, 2008.  For your convenience, we have repeated the comments set forth in your letter and followed with the Company’s response.  We propose to include the additional disclosures noted below in response to your inquiries relating to Note 7: Fair Value Measurements, in future filings beginning with the Form 10-Q for the quarterly period ended June 30, 2008.

Form 10-Q for the period ended March 31, 2008

Notes to the Consolidated Financial Statements
Note 7-Fair Value Measurements, page 11

1.
You disclosed that fair values for $8 billion of your level two fixed maturities and equity securities are provided by an independent pricing service and quotes for $504 million of your level three securities are provided by independent securities brokers.  It appears to be the case from the disclosure that the pricing service/securities brokers determine fair value rather than management:

➢	If this is not the case, please revise your disclosure to clarify.

We did not intend our reference to quotes provided by third-party pricing services and securities brokers to suggest that the Company is not responsible for determining the fair value of these securities.  The reference to independent pricing services was only intended to be descriptive and provide transparent disclosure with respect to various inputs to the process that the Company uses in determining the fair values of its investment securities.  In fact, the Company is responsible for determining the fair value of such securities and has a process using various valuation techniques and assumptions, which are detailed below,  including obtaining prices from outside parties.

The Company believes the scope of work performed when using data from outside parties is sufficient to validate the prices such that we do not rely upon these third-party pricing services or securities brokers as experts, nor would we seek indemnification from them in the event the prices provided were deemed inappropriate.  Our procedures generally include, but are not limited to, initial and ongoing evaluation of methodologies used by outside parties, monthly analytical reviews of the prices against current pricing statistics and trends, and back testing of all sales activity to determine whether there are any significant differences between the market price used to value the issue prior to sale and the actual sale price.

We will revise our disclosures to eliminate any reference to third-party pricing services and securities brokers in the Company’s Fair Value Measurement Footnote-Note 7 and delineate the overall procedures performed by the Company in determining fair value.

We have included our revised disclosures in Exhibit 1 and plan to incorporate the revised language in our Form 10-Q filing for the quarterly period ended June 30,
2008.

➢	In either case, please describe the techniques and disclose the assumptions used to determine fair value.

In its determination of fair value, the Company uses various techniques and assumptions depending on the type of security being valued which are described below and are classified as either level two or level three in our fair value hierarchy.

Level Two Securities:

The Company classifies a significant number of securities in level two including most public and private corporate debt and equity securities, federal agency and municipal bonds, non-government mortgage and asset-backed securities and preferred stocks.  Because many fixed maturities and preferred stocks do not trade daily, fair values are often derived using recent trades of securities with similar features and characteristics.  When recent trades are not available, pricing models are used to determine these prices.  These models calculate fair values by discounting future cash flows at estimated market interest rates.  Such market rates are derived by calculating the appropriate spreads over comparable U.S. Treasury securities, based on the credit quality, industry and structure of the asset.  The Company disclosed this information in Note 7- Fair Value Measurements, on page 10, paragraph 2 under the heading: Level two financial assets, $11.5 billion and liabilities, $33 million.

Typical inputs and assumptions to pricing models used to value securities include, but are not limited to, benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers, reference data and industry and economic events.  For mortgage and asset-backed securities, inputs and assumptions may also include characteristics of the issuer, collateral attributes, prepayment speeds and credit ratings.

Level Three Securities:

2

Approximately 6% or $726 million of fixed maturities and equity securities are classified in this category and include:

•	$390 million of mortgage and asset-backed securities;
•	$247 million of primarily private corporate bonds; and
•	$89 million of subordinated loans and private equity investments valued at transaction price in the absence of market data indicating the carrying values may not be recoverable.

Fair values of mortgage and asset-backed securities and corporate bonds are determined using pricing models that incorporate the specific characteristics of each asset and related assumptions including the investment type and structure, credit quality, industry and maturity date in comparison to current market indices and spreads, and economic events.  For mortgage and asset-backed securities, inputs and assumptions to pricing may also include collateral attributes, prepayment speeds and interest rate options.  Recent trades in the subject security or similar securities are assessed when available, and the Company may also review published research as well as the issuer’s financial statements in its evaluation.

We have included our revised disclosures in Exhibit 1 and plan to incorporate the revised language in our Form 10-Q filing for the quarterly period ended June 30, 2008.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments in its filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (215) 761-1206 or by facsimile at (215) 761-5530.

Sincerely yours,

/s/ Annmarie T. Hagan
Annmarie T. Hagan
Vice President, Chief
Accounting Officer and
Corporate Controller

cc:	Tabatha Akins (via facsimile)
Mary Mast (via facsimile)

3

Exhibit 1

CIGNA CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – FAIR VALUE MEASUREMENTS

The Company carries certain financial instruments at fair value in the financial statements including fixed maturities, equity securities, short-term investments and derivatives.  Other financial instruments are periodically measured at fair value, such as when impaired, or, for commercial mortgage loans, when classified as “held for sale.”

Fair value is defined as the price at which an asset could be exchanged in a current transaction between market participants.  A liability’s fair value is defined as the amount that would be paid to transfer the liability to a market participant, not the amount that would be paid to settle the liability with the creditor.

Fair values are based on quoted market prices when available.  When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality.  In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the Company believes a hypothetical market participant would use to determine a current transaction price.  These valuation techniques involve some level of estimation and judgment by the Company which becomes significant with increasingly complex instruments or pricing models.  Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

The Company's financial assets and liabilities carried at fair value have been classified based upon a hierarchy defined by SFAS No. 157.  The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement.  For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).   The levels of the fair value hierarchy are as follows:

•
Level 1 - Values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date.  Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.

•
Level 2 –  Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.  Such inputs include market interest rates and volatilities, spreads and yield curves.

•
Level 3 – Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement.  Unobservable inputs reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Level 1 financial assets - $34 million

Given the narrow definition of Level 1 and the Company's investment asset strategy, a relatively small portion of the Company’s investment assets are classified in Level 1. These assets include actively-traded U.S. government bonds and exchange-listed equity securities.

Level 2 financial assets - $11.5 billion and liabilities - $33 million

Fixed maturities and equity securities. Approximately 94% of the Company’s investments in fixed maturities and equity securities are classified in Level 2 including most public and private corporate debt and equity securities, federal agency and municipal bonds, non-government mortgage and asset-backed securities and preferred stocks.  Because many fixed maturities and preferred stocks do not trade daily, fair values are often derived using recent trades of securities with similar features and characteristics.  When recent trades are not available, pricing models are used to determine these prices.  These models calculate fair values by discounting future cash flows at estimated market interest rates.  Such market rates are derived by calculating the appropriate spreads over comparable U.S. Treasury securities, based on the credit quality, industry and structure of the asset.

Typical inputs and assumptions to pricing models include, but are not limited to, benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers, reference data, and industry and economic events.  For mortgage and asset-backed securities, inputs and assumptions may also include characteristics of the issuer, collateral attributes, prepayment speeds and credit rating.

Short-term investments.  Short-term investments are carried at fair value, which approximates cost.  On a regular basis the Company compares market prices for these securities to recorded amounts to validate that current carrying amounts approximate exit prices.  The short-term nature of the investments and corroboration of the reported amounts over the holding period support their classification in Level 2.

Other derivatives. Amounts classified in Level 2 represent over-the-counter instruments such as swap contracts.  Fair values for these instruments are determined internally using market observable inputs including forward currency and interest rate curves and widely published market observable indices.  Credit risk related to the counterparty and the Company is considered when estimating the fair values of these derivatives.  However, the Company is largely protected by collateral arrangements with counterparties, and determined that no adjustment for credit risk was required as of March 31, 2008.  The nature and use of these other derivatives are described in Note 10(F) of the Consolidated Financial Statements in the Company’s 2007 Form 10-K.

Level 3 financial assets - $1.2 billion and liabilities - $965 million

The Company classifies certain newly issued, privately placed, complex or illiquid securities, as well as assets and liabilities relating to guaranteed minimum income benefits in Level 3.

Fixed maturities and equity securities.  Approximately 6% or $726 million of fixed maturities and equity securities are classified in this category and include:

•	$390 million of mortgage and asset-backed securities;
•	$247 million of primarily private corporate bonds; and
•	$89 million of subordinated loans and private equity investments valued at transaction price in the absence of market data indicating the carrying values may not be recoverable.

Fair values of mortgage and asset-backed securities and corporate bonds are determined using pricing models that incorporate the specific characteristics of each asset and related assumptions including the investment type and structure, credit quality, industry and maturity date in comparison to current market indices and spreads, and economic events.  For mortgage and asset-backed securities, inputs and assumptions to pricing may also include collateral attributes, prepayment speeds and interest rate options.  Recent trades in the subject security or similar securities are assessed when available, and the Company may also review published research as well as the issuer’s financial statements in its evaluation.